SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN
BRASKEM’S ANNUAL AND EXTRAORDINARY MEETING
TO BE HELD ON APRIL 13, 2021

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TABLE OF CONTENTS

MESSAGE FROM MANAGEMENT	3
GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES	5
CALL NOTICE	9
RELATED DOCUMENTS AND LINKS	13
ATTACHMENT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL	14
ATTACHMENT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY	15
GUIDE TO USING THE WEBEX PLATFORM FOR ACCESS AND PARTICIPATION	16
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MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment to continuously search for the best Corporate Governance practices, we have created this manual for shareholders’ participation in the Company’s Annual and Extraordinary Meeting (“Manual”), to be held on April 13, 2021, at 03:00 p.m., in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

The meeting was called to appraise the following agenda (“Agenda”):

I.	At the Annual General Meeting:

1.           To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion and the Fiscal Council’s Opinion, pertaining to the fiscal year ended on December 31, 2020;

2.           To examine, discuss and vote on the Management’s Report and respective Administrators’ Accounts pertaining to the fiscal year ended on December 31, 2020;

3.           To examine, discuss and vote on the Management Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2020;

4.           To resolve upon the election of the members and respective alternates of the Company’s Fiscal Council; and

5.           To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021.

II.	At the Extraordinary Meeting:

6.           To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – In judicial reorganization (previously called Odebrecht S.A.) and OSP Investimentos S.A. – In judicial reorganization (“Novonor”), to complement a term of office, until the Annual General Meeting that will appraise the financial statements for the fiscal year to end on December 31, 2021; and

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7.           To resolve upon the amendment and restatement of the Company’s Bylaws, as per the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors.

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GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to such resolutions is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP 05501-050, under the care of the Company’s Investor Relations Department, with Mrs. Rosana Cristina Avolio, at the websites of the Company (www.braskem-ri.com.br), of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br). The information and documents referred to in articles 9, 10, 11 and 12 of CVM Ruling 481 were duly presented to the CVM through the Empresas.Net System.

Shareholders’ Participation

Considering the COVID-19 pandemic in Brazil, especially due to the continuity of the restrictions on the circulation and gathering of people, the Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate:

(a)       via remote voting bulletin (“Bulletin”), and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the abovementioned websites; and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 21-C, paragraphs 2 and 3 of CVM RULING 481, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

We provide below detailed information on the deadlines and procedures to take part in the Meeting, which can also be found in item 12.2 of the Reference Form:

(a)       Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or yet by email atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/investmentservices/assembleiadigital; or (iii) directly to the Company: (iii.1) by sending a hard copy to the offices located at Rua Lemos Monteiro, 120, 24º andar, in the

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City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) by sending a digital copy to e-mail braskem-ri@braskem.com, with a request for receipt confirmation, pursuant to the instructions contained in item 12.2 of the Company’s Reference Form and in the Bulletin itself.

(b)       Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, by April 11, 2021, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed below, in the Meeting Call Notice and in the Management Proposal for the Meeting), and We note that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 5, paragraph 3, of CVM Ruling 481.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above. The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 21-V, paragraph 1, of CVM 481.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 03:00 p.m. of April 12, 2021), it shall get in touch with the Company through phone number +55 (11) 3576-9531 – in any event, before 12 noon of April 13, 2021, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

The Company’s decision to hold an exclusively digital Meeting, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling 481, was taken in the context of COVID-19, where the movement of people is still limited by the authorities.

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The Company reiterates its commitment to the adoption of measures to fight the COVID-19 pandemic and to the safety of its Shareholders and associates and of the communities of the regions where it operates.

Foreign Shareholder Preset at the Meeting

Foreign Shareholders must submit the same documents as Brazilian Shareholders, and exceptionally for this Meeting the Company shall waive the need for notarization, consularization, annotation and sworn translation of all representation documents of the Shareholder, sufficing to send a simple copy of the original counterparts of all such documents to the Company’s e-mail stated above.

American Depositary Receipt Holders

American Depositary Receipt Holders are represented by The Bank of New York Mellon ("BONY"), as depositary institution, pursuant to the Deposit Agreement entered into with the Company.

Forwarding the Documentation

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 11, 2021, a simple copy of the original counterparts of the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting; (ii) power of attorney, duly compliant with the law, in case of representation of the Shareholder, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein.

The Company explains that, exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Impossibility of Separate Election

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In line with the opinion of the CVM Full Board regarding CVM Administrative Proceedings Nos. RJ2016/4098 and 19957.009411/2017-46, considering that the first matter in the Agenda for the Extraordinary Meeting called herein refers only to the replacement of an alternate Member of the Board of Directors, who was not elected through the separate election system, it will not be possible to adopt a separate election, as set forth in article 141, paragraphs 4 and 5 of Law No. 6,404, of December 15, 1976 (“Corporations Law”).

Voting Impediments

Pursuant to the Corporations Law, a Shareholder may not vote on resolutions of the general meeting related to the approval of its accounts as administrator, nor on any other resolutions which may specifically benefit said Shareholder or in which it and the Company have conflicting interests.

If any of the attending shareholders claim an alleged conflict of interests of a Shareholder, which prevents it from voting in the meeting, or in another legal event of vote impediment, and if the Shareholder itself has not declared its impediment, the presiding board of the Meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such Shareholder, before voting on the matter. The chairman of the Meeting himself may, if he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of the CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

ANNUAL AND EXTRAORDINARY MEETING

OF APRIL 13, 2021

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet an Annual and Extraordinary Meeting, in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), to be held on April 13, 2021, at 03:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

I.                At the Annual General Meeting:

1.              To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion and the Fiscal Council’s Opinion, pertaining to the fiscal year ended on December 31, 2020;

2.              To examine, discuss and vote on the Management’s Report and respective Administrators’ Accounts pertaining to the fiscal year ended on December 31, 2020;

3.              To examine, discuss and vote on the Management Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2020;

4.              To resolve upon the election of the members and respective alternates of the Company’s Fiscal Council; and

5.              To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021.

II.              At the Extraordinary General Meeting:

6.              To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – In judicial reorganization (previously called Odebrecht S.A.) and OSP Investimentos S.A. – In judicial reorganization (“Novonor”), to complement a term of office, until the Annual General Meeting that will appraise the financial

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statements for the fiscal year to end on December 31, 2021; and

7.              To resolve upon the amendment and restatement of the Company’s Bylaws, as per the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors.

Camaçari/BA, March 11, 2021.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal ("Proposal") encompassing all documentation related to the matter included in the Agenda, the remote voting bulletin (“Bulletin”), the other documents provided for CVM Ruling No. 481, and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company's Shareholders on this date, as provided for CVM Ruling 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. The notice to the Shareholders referred to in the main section of article 133 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), shall be published in the Official Gazette of the State of Bahia [Diário Oficial do Estado da Bahia] and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Corporation Law. The other documents of article 133 of the Brazilian Corporation Law are available to the Shareholders at the Company's office located at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, City of São Paulo, State of São Paulo, CEP 05501-050, under the care of Rosana Cristina Avolio, on the Company's (www.braskem-ri.com.br) and CVM (www.cvm.gov.br) websites, and will be published under the terms of article 133, paragraph 3, of Brazilian Corporation Law.

3. Considering the COVID-19 pandemic in Brazil, especially due to the continuity of the restrictions on the circulation and gathering of people, the Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate:

(a)       via remote voting bulleting, and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the abovementioned websites; and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 21-C, paragraphs 2 and 3 of CVM RULING 481, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard

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to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

4. Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 11, 2021, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting; (ii) power of attorney, duly compliant with the law, in case of representation of the Shareholder, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Pursuant to article 5, paragraph 3, of CVM Ruling 481, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that, exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

5. Detailed information on the rules and procedures for participating and/or remote voting in the Meeting, including instructions regarding access to the Digital Platform and for the sending of the Remote Voting Bulletin, are contained in the Manual for Shareholders’ Participation in the Meeting, in the Company’s Management Proposal and other documents available in the websites of the CVM (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of B3 (www.b3.com.br).

6. The Company’s decision to hold an exclusively digital Meeting, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling 481, was taken within a very specific and exceptional context, since Brazil and the rest of the world are still experiencing the COVID-19 scenario, where the movement of people is still limited by the authorities. Thus, the holding of an exclusively digital Meeting decreases the need for air travel and the risks to everyone’s health, making it easier for the Shareholders and the other persons involved in its holding to take part in it.

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7. The Company reiterates its commitment to the adoption of measures to fight the COVID-19 pandemic and to the safety of its Shareholders and associates and of the communities of the regions where it operates.

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Brazilian Association of Chemical Industry [Associação Brasileira da Indústria Química – ABIQUIM]:	www.abiquim.org.br

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ATTACHMENT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as its attorney-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Annual and Extraordinary Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on April 13, 2021, at 3:00 p.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, ___________ , 2021.

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ATTACHMENT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Annual and Extraordinary Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on April 13, 2021, at 03:00 p.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, ___________ , 2021.

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GUIDE TO USING THE WEBEX PLATFORM FOR ACCESS AND PARTICIPATION

The Company, once again reiterating its commitment to the adoption of measures to combat the pandemic of COVID-19, as well as aiming at the health, well-being and safety of its Shareholders, clarifies that the Digital Webex Platform was chosen to carry out the Shareholders Meeting because it fulfills the requirements provided for in art. 21-C Paragraph 1 of IN CVM 481, as it allows Shareholders the opportunity to express themselves and have simultaneous access to documents that have not been previously presented and that are presented during the Meeting. In addition, the Digital Platform allows full recording of the Meeting, as well as communication between participants, through the option “Chat” on the platform (see how to use this function in item 2.3 below).

Therefore, the Company makes the instructions below available to its Shareholders to serve as a guide / manual for using the Digital Platform on the day of the Meeting, in order to facilitate the participation of all those involved in the event.

Introductory Information

In order to have access to the Meeting, Shareholders must request an access link to the Meeting via email to braskem-ri@braskem.com, by April 11, 2021. The request must be accompanied by the necessary documents to participate in the meeting. Meeting, which were duly indicated in the Call Notice, in the Management Proposal and in this Manual for Participation in the Meeting.

The access to the Meeting via the Digital Platform will be restricted to shareholders or their representatives / attorneys-in-fact (“Participants”), members of the Company, and other persons whose presence is mandatory under the law or applicable regulation. The links to access the Digital Platform, containing the individual invitations, will be sent to the e-mail addresses that made the access request. Only one individual invitation will be sent per Participant.

The Company hereby informs that it will not authorize the participation in the Meeting of any Participant who has not requested the access link within the period indicated above, as well as for the Participants who request the link, but did so without presenting the necessary participation documents within the period above.

Participants who are accredited within the period indicated above undertake, as of now, to: (i) make use of individual invitations only and only for participation in the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to a third party, whether a shareholder or not, the invitation being very personal and non-transferable; and (iii) do not record or reproduce, in whole or in part, nor transfer, to a third party, whether he is a shareholder or not, the content or any information obtained on the Digital Platform during the Meeting.

If a certain Participant, duly qualified, does not receive the link to access the Meeting up to 24 (twenty four) hours in advance of the opening hours of the Meeting (that is, until 3 p.m. on April

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12, 2021), he / she must enter contact the Investor Relations department of the Company, by phone +55 (11) 3576-9531, no later than 12:00 noon on April 13, 2021, so that they can be sent back (or provided by phone) respective access instructions.

The Digital Platform is available for use via computer (desktop or laptops and the like) and via cell phone, through the Webex app, for Apple and Android phones. The Participant who chooses to participate in the Meeting via cell phone must download the Webex application on his mobile phone.

Recommendations

We suggest that Participants access the Digital Platform at least 15 (fifteen) minutes before the beginning of the Meeting, in order to avoid possible operational problems with the tool.

The Company recommends that Participants test and familiarize themselves previously with the Digital Platform, in order to avoid any surprises regarding the incompatibility of their electronic equipment with the tool, in addition to possible problems with its use on the day of the Meeting.

All Participants will start the Assembly with their microphones and videos disabled, and the event organizer must release them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wants to speak up must use the option "Questions and Answers" on the Digital Platform to register such request, so that the Participants will be given the floor in the order where requests are received by the Bureau. The manifestation will be exercised when the organizer of the event releases the audio of the requesting Participant.

As detailed in item 2 below, it should be noted that the platform's “Questions and Answers” function is not to be confused with the “Chat” function. Only through the “Questions and Answers” function will Participants be able to address the Bureau, including for the purposes of voting.

The “Chat” function can be used for communication between Participants.

Responsibilities and Rights

Braskem will not be responsible for connection problems that the Participants may face and other situations beyond the Company's control, such as instability in the internet connection or incompatibility of the Digital Platform with the Participant's equipment. As a result, we remind you that your experience may vary according to the browser and settings of your equipment (computer or cell phone).

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) record the Participants' statements and also to view the documents presented during the Meeting; (ii) registration of the authenticity and security of communications during the Meeting; (iii) registration of the attendance and votes cast by the Participants; (iv) compliance with any legal orders from competent authorities; and (v) defense of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

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Technical support

The Company will provide remote technical support to Participants (pay attention to the recommendations described above), which will be provided via telephone 11 3576-9681.

Below, we have a brief guide, containing basic instructions for access (item 1) and participation in the Assembly (item 2), as well as how the tools available on the Digital Platform can be used by the Participants.

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1 - HOW TO JOIN THE MEETING

1st Step: You will receive an email from the sender messenger@webex.com containing an invitation to access the Meeting. A password will be included in the body of the email, which will be requested for registration.

Important: If you cannot find the e-mail, check your SPAM box and validate with your IT team that the e-mails from the sender @ webex.com are released.

2nd Step: By clicking on the invitation button, there will be a redirection to the CISCO WEBEX website. Register your registration for the Meeting by clicking on the “Register” button.

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3rd Step: Inform the password received by email (1st step) and click on “Send”.

4th Step: Fill in the fields with the requested data and click on “Send”.

At the end of the registration, the screen below will appear

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5th Step: Click on “Done” and wait for the confirmation email as shown in the image below.

6th Step: When your participation in the event is approved, a new confirmation email will be sent. Open the e-mail and click "Accept" to insert the event in your calendar and until the time of the event (preferably 15 minutes before the scheduled time), click "Enter the event".

IMPORTANT: the event will only be available 15 minutes before the scheduled time.

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7th Step: Until the scheduled time, click on “Enter now” to join the Meeting.

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2 - HOW TO PARTICIPATE / VOTE DURING THE ASSEMBLY

2.1 Introductory Information

Participants who take part in the Meeting via the Digital Platform will, for all legal purposes, be considered present at the Meeting and, as such, will be considered subscribers to the respective minutes and the Shareholders' Attendance Book of the Company, under the terms of Article 21- V, § 1 of CVM Instruction 481.

2.2 Asking for the floor and voting - “Questions and Answers”

All Participants will start the Meeting with their microphones and videos disabled, and the event organizer must release them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wants to speak up must use the option "Questions and Answers" on the Digital Platform to register such request, so that the Participants will be given the floor in the order where requests are received by the Bureau. The demonstration will be exercised when the organizer of the event releases the audio of the requesting Participant.

Participants who wish to speak in writing must forward their speech to the Meeting's Board by the end of the Meeting, by e-mail braskem-ri@braskem.com.

Participants who wish to express their opinion on any matter not related to the Meeting's agenda must use the contact channel with the Company through the Investor Relations area.

Below, we point out the step by step to use this function on the Digital Platform:

1st Step: To participate in the ongoing vote or to ask for the floor during the event, use the “Questions and Answers” resource. To do so, click on the icon highlighted below.

2nd Step: Afterwards, to participate in the ongoing vote or to ask for the floor, just click on the “Questions and Answers” function and express your interest in using the microphone. When it is your turn, the event organizer will release your microphone so you can speak:

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IMPORTANT NOTE: The Company informs that it will only receive requests for statements made via the “Questions and Answers” function. Thus, requests for manifestations via the “Chat” function (see item 2.3 below) will not be received by the Meeting Bureau.

2.3. Text messages - Via Chat (Conversation between participants)

1st Step: The “Chat” function can be used for communication between the Participants. To send a text message, click on the “Chat” button:

2nd Step: A new window will appear on the side of your screen. Choose the Participants, type your message and press the <ENTER> key

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Any doubts or clarifications on the above may be resolved or requested, as the case may be, by contacting the Company's Investor Relations Department, by email to braskem-ri@braskem.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.